Our File Number: 28376.00001
Writer’s Direct Dial Number: 561.650.0709
Writer’s E-Mail Address: hburnston@gunster.com

October 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Pamela A. Long, Assistant Director

Re:	IQ Micro Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form 10-SB
Filed October 17, 2006
File No. 000-51796

Dear Ms. Long:

On behalf of IQ Micro Inc. (the “Company”), we enclose for filing under the Securities Act of 1934, as amended, Post-Effective Amendment No. 2 to the Registration Statement on Form 10-SB, File No. 000-51796.

This letter provides a full and complete response to the Staff’s letter, dated October 13, 2006 (the “Comment Letter”), to Johnny Christiansen, Chief Executive Officer of the Company, regarding Post-Effective Amendment No. 1 to Registration Statement on Form 10-SB, File No. 000-51796, filed September 28, 2006. The response set forth below is numbered in accordance with the Comment Letter.

Introductory Note, page 1

1.
Please delete your reference to the Private Securities Litigation Reform Act of 1995. The safe harbors contained in the Act are not available to your company at this time. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Without addressing the merits of the Staff’s comment, the Company has removed the reference to the Private Securities Litigation Reform Act of 1995 from its Introductory Note.

On behalf of the Company, we hope the Staff finds this letter and the enclosed material responsive to its comments. Should members of the Staff have any questions or comments regarding these materials, please feel free to call me at (561) 650-0709.

Sincerely,

/s/ Howard S. Burnston
Howard S. Burnston